Exhibit 99.2

Capital Stage AG, Hamburg

THE INFORMATION CONTAINED IN THIS NOTICE IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE DOING SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

Notice pursuant to sections 34, 14 (3)(1)(2) of the German Securities Acquisitions and Takeover Act

As of today, the offer document regarding the voluntary public takeover offer, in form of an exchange offer, by Capital Stage AG, Hamburg, to the shareholders of CHORUS Clean Energy AG, Neubiberg, to acquire all of the no-par value bearer shares in CHORUS Clean Energy AG (ISIN DE000A12UL56 and DE000A2BPKL6) is available free of charge from DZ BANK, Deutsche Zentral-Genossenschaftsbank, Abteilung F/GTIS, Platz der Republik, 60265 Frankfurt am Main (orders by mail to the aforementioned address stating a full postal mail address, by fax +496974477816 or by e-mail chorus-angebot@dzbank.de). Furthermore, the offer document and a non-binding English translation are available for download free of charge at http://www.capitalstage.com within the investor relation section under “Öffentliches Übernahmeangebot CHORUS Clean Energy”.

Hamburg, July 29, 2016

Capital Stage AG

The Management Board

Important information

This notice is for information purposes only. It is neither an offer to exchange nor a solicitation of an offer to exchange shares of CHORUS Clean Energy AG. Instead it is a mandatory notice required under German law in connection with a public takeover offer. Moreover, this announcement is neither an offer to purchase nor a solicitation to purchase any shares of Capital Stage AG. The final terms and additional provisions regarding the public takeover offer are set forth in the offer document approved by the German Federal Financial Supervisory Authority. Investors and holders of CHORUS Clean Energy AG shares are strongly advised to read the offer document as well as all other notices in connection with the public takeover offer, as they include or will include important information. The takeover offer will be conducted exclusively on the basis of the laws of the Federal Republic of Germany, in particular, the German Securities and Takeover Act and related regulations. The exchange offer will be made in the U.S. pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) under the U.S. Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), and the issuance of new Capital Stage AG shares in the exchange offer will be pursuant to an exemption from registration provided by Rule 802 under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The exchange offer will otherwise be made in accordance with applicable German requirements. Accordingly, the exchange offer will be subject to disclosure and other procedural requirements, including, with respect to withdrawal rights, an offer timetable, settlement procedures and the timing of payments that are different from those applicable under U.S. domestic tender offer procedures and law. Subject to section 1.2 of the offer document, the publication, transmission, dissemination or distribution of the offer document as well as other documents in connection with the takeover offer by third parties outside of the Federal Republic of Germany is not permitted.